

Mail Stop 3561

March 7, 2018

Mr. Timothy Skidmore
Chief Financial Officer
CHS, Inc.
5500 Cenex Drive
Inver Grove Heights, MN 55077

> **Re: CHS, Inc.**
> **Form 10-K for the Year Ended August 31, 2017**
> **Filed November 9, 2017**
> **File No. 001-36079**

Dear Mr. Skidmore:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure